Exhibit 8.1

June 9, 2009

Regions Financial Corporation,

1900 Fifth Avenue North,

Birmingham, AL 35203.

Ladies and Gentlemen:

As tax counsel to Regions Financial Corporation in connection with the issuance of 400,000,000 shares of common stock (and an additional 60,000,000 shares to cover over-allotments) (the “Common Stock”), as described in the prospectus supplement, dated May 20, 2009 (the “Prospectus Supplement”), to the prospectus dated May 11, 2007, we hereby confirm to you that, subject to the qualifications, limitations and assumptions set forth in the Prospectus Supplement, we are of the opinion that the material federal income and estate tax consequences to holders of the Common Stock are as set forth in the Prospectus Supplement under the caption “Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Our opinion set forth above is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative pronouncements and judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect.

We express no opinion with respect to the transactions referred to herein or in the Prospectus Supplement other than as expressly set forth herein, nor do we express any opinion herein concerning any law other than the federal tax law of the United States. Moreover, we note that our opinion is not binding on the Internal Revenue Service or courts, either of which could take a contrary position.

Regions Financial Corporation	-2-

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under which the Common Stock has been offered and sold. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP